August 30, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event – Acquisition of 100% capital stock of OCP Ecuador

Dear Sirs:

I am writing to the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and Bolsas y Mercados Argentinos S.A. (“ByMA”) in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” and/or “Pampa”) to inform that, on this date, the Company has closed the acquisition of approximately 36% of Oleoducto de Crudos Pesados (OCP) Ecuador S.A. (“OCP”) indirect capital stock and votes, in addition to the 64% of indirect capital stock and votes already acquired. Therefore, the Company indirectly owns 100% of the capital stock and votes of OCP and will, from now on, consolidate OCP´s financial statements. The transaction price was US$ 22,901.,00 (twenty-two million nine hundred and one thousand three hundred dollars)

OCP is a company existing under the laws of the Republic of Ecuador operating the concession of the “Oleoducto de Crudos Pesados” Pipeline (the “Pipeline”). The Pipeline is the principal privately owned pipeline in Ecuador with an extension of more than 485 kilometers, crossing the Andes, connecting the Amazon jungle with the Balao Oil Terminal. This pipeline was an initiative of private oil producers in 2001, with an initial investment of more than us$ 1.400 million for a 20-year concession. This concession has been granted a transitory 3-month extension until November 30, 2024.

OCP transports an average of 150kbbl/d of oil from Ecuador (approximately 30% of the oil of the country) and 10 kbbl/d of oil from Colombia, exceeding in some cases 210 kbbl/d, as in last July.

Sincerely,

María Agustina Montes

Head of Market Relations